SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO.


Ithaca Industries, Inc.
----------------------------------
(NAME OF ISSUER)


Common Stock, $0.01 Par Value
----------------------------------
(TITLE OF CLASS OF SECURITIES)


465679108
----------------------------------
(CUSIP NUMBER)


William J. Morgan
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 10, 1998

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this
statement [   ] .
[PAGE]
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pacholder Associates, Inc. - 31-1089398

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                      (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Ohio

7.  SOLE VOTING POWER

           962,900 shares

8.  SHARED VOTING POWER

          - 0 -

9.  SOLE DISPOSITIVE POWER

           962,900 shares

10. SHARED DISPOSITIVE POWER

          - 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           962,900 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.6%

14. TYPE OF REPORTING PERSON*
          IA, CO
[PAGE]

Item 1 This Schedule 13-D dated November 10, 1998 is filed by Pacholder Associates, Inc. relating to the common stock, $0.01 par value of Ithaca Industries, Inc. (the "Company"). The address of the Company's principal executive office is Highway 268 West, Wilkesboro, NC 28697.

Item 2 This statement is being filed by Pacholder Associates, Inc. ("PAI"), an Ohio Corporation. PAI is acting on behalf of the Pacholder Value Opportunity Fund, L.P., a Delaware limited partnership ("PVOF") and Pacholder Heron, L.P., a Delaware limited partnership ("Heron") (collectively the "PAI Affiliates"). The principal office of PAI is located at 8044 Montgomery Road, Suite 382, Cincinnati, OH 45236. An affiliate of PAI is the general partner of, and PAI is the investment manager for, PVOF and Heron.

         The names and addresses of the executive officers and managers of PAI are set forth in Schedule A.

         During the past five years, none of PAI or the persons listed on Schedule A have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 The funds which own shares purchased such shares for cash.

Item 4 The shares were purchased in order to acquire an equity interest in the Company pursuant to specified investment objectives of the PAI Affiliates. PAI may elect on behalf of the PAI Affiliates to continue to purchase or to sell shares based on a number of factors, including, but not limited to, market conditions, the price of the Company's shares, the business prospects of the Company, general economic and business prospects and other available investment opportunities.

         PAI is interested in placing a direct representative of one of the institutional shareholders on the board of directors of the Company. PAI may enter into discussions with the Company and/or other institutional shareholders about effectuating this change.

         Other than as set forth above, PAI has no present plan or proposal which relates to or would result in any of the following:

          a. The acquisition of securities or the disposition of securities of the Company;

          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         d. Any material change in the present capitalization or dividend policy of the Company;

         e. Any other material change in the Company's business or corporate structure;

         f. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

         g. Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         h. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

         i.  Any action similar to any of those enumerated above.

Item 5   a.  PAI, as investment manager, beneficially owns
962,900, or 9.6% of the outstanding shares of the Company.

          b. PAI, as investment manager, has sole power to vote and dispose of the shares listed above.

          c. The following transactions have taken place in the last 60 days.

              Date         Number of Shares        Total Paid
            09-30-98             1,000             $ 2,281.25
            10-26-98            14,500              24,088.13
            10-30-98            14,500              28,492.51
            11-09-98            10,000              15,937.50
            11-10-98            20,000              31,875.00

                      TOTAL     60,000            $102,674.39

          d.  Not applicable

          e.  Not applicable

Item 6. Other than as described in this Schedule 13-D, none of PAI or the individuals listed in Schedule A have any contracts, arrangements, understandings or relationships with any other person relating to the securities of the Company, including the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Not Applicable
[PAGE]



SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Pacholder Associates, Inc.


                                   November 10, 1999
                                   Date


                                   /s/ Thomas M. Barnhart II
                                   Signature

                                   Senior Vice President
                                   And Associate General Counsel
                                   Title
[PAGE]


                                  SCHEDULE A


Asher O. Pacholder
Chairman of the Board
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236
(513) 985-3200

William J. Morgan
President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236
(513) 985-3200

James P. Shanahan, Jr.
Executive Vice President and General Counsel
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236
(513) 985-3200